Exhibit 21

SUBSIDIARIES OF THE COMPANY

Orchids Mexico DE Holdings, LLC (DE), holding company for OPP Acquisition Mexico, S. de R.L. de C.V.

Orchids Mexico DE Member, LLC (DE), holding company for OPP Acquisition Mexico, S. de R.L. de C.V.

OPP Acquisition Mexico, S. de R.L. de C.V. (Mexico)